1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Sofia Rosala

Associate

215.963.5701

December 23, 2008

FILED AS EDGAR CORRESPONDENCE

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Response letter to comments on SEI Institutional Investments Trust’s Post-Effective Amendment

Dear Ms. Stout:

Set forth below are your comments, and our responses to those comments, on the SEI Institutional Investments Trust (the “Trust”) Post-Effective Amendment Nos. 39 and 40 filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively.  Both the comments and responses are based on the Prospectus and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on October 28, 2008.

PROSPECTUS:

1.                                       Comment: Please identify the benchmark for the U.S. Managed Volatility Fund based on the following statement in the Investment Strategy section of the Prospectus: “Each Sub-Adviser, in managing its portion of the Fund’s assets, employs various investment strategies intended to achieve returns similar to that of the broad U.S. equity markets, but with a lower level of volatility.”

Response: In response to your comment, we have modified the disclosure referenced above as follows: “The Fund is expected to achieve an absolute return of the broad U.S. equity markets, but with a lower absolute volatility.  Over the long term, the Fund is expected to achieve a return similar to that of the Russell 3000 Index, but with a lower level of volatility.  However, given that the Fund’s investment strategy focuses on absolute return and risk, the Fund’s sector and market capitalization exposures will typically vary from the index and may cause significant performance deviations relative to the index over shorter-term periods.”

2.                                       Comment: Please include the Sub-Adviser information in the Prospectus and SAI prior to the effective date for the U.S. Managed Volatility Fund.

Response: The disclosure relating to the Fund’s sub-advisers will be included in the Prospectus and SAI contained in the Fund’s Rule 485(b) filing. A current draft of this disclosure has been included below for your reference.

PROSPECTUS DISCLOSURE

Sub-Advisers and Portfolio Managers

U.S. MANAGED VOLATILITY FUND:

Analytic Investors, LLC: Analytic Investors, LLC (Analytic), located at 555 West Fifth Street, 50th Floor, Los Angeles, California 90013, serves as a Sub-Adviser to the U.S. Managed Volatility Fund. A team of investment professionals at Analytic manages the portion of the U.S. Managed Volatility Fund’s assets allocated to Analytic. Dennis Bein, Chief Investment Officer and Portfolio Manager, has been a portfolio manager for the U.S. equity team since 1995 and became Chief Investment Officer in 2004. Harindra de Silva, PhD, President and Portfolio Manager, has been a member of the U.S. equity team since joining Analytic 11 years ago. Steve Sapra, Portfolio Manager, has been a member of the U.S. equity team since joining Analytic 7 years ago. Portfolio management responsibilities are team-managed with day-to-day portfolio management responsibilities handled primarily by Mr. Sapra. Dr. de Silva works primarily on research for the strategy (i.e., model maintenance and design), and Mr. Bein works in an oversight role.

Aronson+Johnson+Ortiz, LP: Aronson+Johnson+Ortiz, LP (AJO), located at 230 South Broad Street, 20th Floor, Philadelphia, Pennsylvania 19102, serves as a Sub-Adviser to the U.S. Managed Volatility Fund. A team of investment professionals manages the portion of the U.S. Managed Volatility Fund’s assets allocated to AJO. Theodore R. Aronson, CFA, CIC, has been Managing Principal and a portfolio manager at AJO since he founded the firm in 1984. Mr. Aronson is also involved with firm administration and marketing. Kevin M. Johnson, PhD, Principal, has been a portfolio manager with the firm since 1993. Mr. Johnson directs AJO’s research and development efforts. Martha E. Ortiz, CFA, CIC, Principal, has been a portfolio manager and trader with AJO since 1987. Ms. Ortiz oversees trading and is in charge of portfolio implementation. Stefani Cranston, CFA, CPA, Principal, has been a portfolio manager and portfolio and financial accountant with AJO since 1991. Gina Marie N. Moore, CFA, CPA, Principal, has been a portfolio manager and research analyst with AJO since 1998. Ms. Moore also focuses on marketing for AJO. R. Brian Wenzinger, CFA, Principal, has been a portfolio manager and research analyst with AJO since 2000.  Stuart P. Kaye, CFA, Principal, has been a portfolio manager and research analyst with AJO since March 2008. Prior to joining AJO, Mr. Kaye was a Global Partner at Invesco from 1997 to 2008.

The SAI provides additional information about the portfolio managers’ compensation, other accounts they manage and their ownership, if any, of securities in the Fund.

SAI DISCLOSURE:

ANALYTIC INVESTORS, LLC—Analytic Investors, LLC (“Analytic’’) serves as a sub-adviser to a portion of the assets of the U.S. Managed Volatility Fund. Analytic, a wholly-owned subsidiary of Old Mutual Asset Managers (US) LLC, was founded in 1970.

ARONSON+JOHNSON+ORTIZ, LP—Aronson+Johnson+Ortiz, LP (“AJO”) serves as a sub-adviser to a portion of the assets of the U.S. Managed Volatility Fund. AJO is wholly-owned by its eleven limited partners. Theodore R. Aronson, Managing Principal, is 50% equity owner of AJO.

Analytic

Compensation. SIMC pays Analytic a fee based on the assets under management of the U.S. Managed Volatility Fund as set forth in an investment sub-advisory agreement between Analytic and SIMC. Analytic pays its investment professionals out of its total revenues and other resources, including the sub-advisory fees earned with respect to the U.S. Managed Volatility Fund. The following information relates to the period ended September 30, 2008.

Analytic’s compensation structure for professional employees consists of an industry median base salary (based on independent industry information) and an annual discretionary bonus. Bonus amounts are determined using the following factors: the overall success of the firm in terms of profitability; the overall success of the department or team; and an individual’s contribution to the team, based on goals established during the performance period. Compensation based on investment strategy performance is not tied to individual account performance, but rather to each strategy as a whole. Strategy performance information is based on pre-tax calculations for the prior calendar year. No portfolio manager is directly compensated a portion of an advisory fee based on the performance of a specific account. Portfolio managers’ base salaries are typically reviewed on an annual basis determined by each portfolio manager’s anniversary date of employment. Discretionary bonuses are determined annually, upon analysis of information from the prior calendar year. Profit incentives are allocated on an annual basis. Additionally, the Analytic Equity Plan is designed to foster and promote the long term success of Analytic by enabling senior managers and portfolio management professionals to obtain equity interests in Analytic. Under the Plan, Analytic is currently authorized to grant or sell restricted equity interests to key employees in an aggregate amount representing up to 24.9% of Analytic.

Ownership of Fund Shares.  As of September 30, 2008, Analytic’s portfolio managers did not beneficially own any shares of the U.S. Managed Volatility Fund.

Other Accounts. As of September 30, 2008, in addition to the U.S. Managed Volatility Fund, Analytic’s portfolio managers were responsible for the day-to-day management of certain other accounts (collectively, the “Other Accounts”), as follows:

	Registered Investment Companies			Other Pooled Investment Vehicles			Other Accounts
Portfolio Manager	Number of Accounts		Total Assets	Number of Accounts		Total Assets	Number of Accounts		Total Assets
Harindra de Silva	16		$4,327,296,488	24		$2,104,944,646	35		$3,666,026,408
	0	*	$0	15	*	$1,155,646,562	13	*	$1,063,867,938
Dennis M. Bein	15		$4,186,396,944	24		$2,317,454,069	37		$3,592,129,986
	0	*	$0	14	*	$1,386,374,977	13	*	$1,063,867,938
Steven Sapra	10		$3,796,205,414	14		$1,499,347,583	32		$3,174,048,164
	0	*	$0	8	*	$824,340,070	8	*	$645,786,116

*  Accounts listed above are subject to a performance-based advisory fee.

Conflicts of Interests. Analytic’s portfolio managers’ management of Other Accounts may give rise to potential conflicts of interest in connection with their management of the U.S. Managed Volatility Fund’s investments, on the one hand, and the investments of the Other Accounts, on the other. The Other Accounts include those referenced above. The Other Accounts include the portfolio managers’ own accounts, the accounts of their families, the account of any entity in which they have a beneficial interest or the accounts of others for whom they may provide investment advisory, brokerage or other services. The Other Accounts might have similar investment objectives as the U.S. Managed Volatility Fund or hold, purchase or sell securities that are eligible to be held, purchased, or sold by the U.S. Managed Volatility Fund. While the portfolio managers’ management of Other Accounts may give rise to the following potential conflicts of interest, Analytic does not believe that the conflicts, if any, are material or, to the extent any such conflicts are material, Analytic believes that it has designed policies and procedures that are designed to manage those conflicts in an appropriate way.

A potential conflict of interest may arise as a result of Analytic’s portfolio managers’ day-to-day management of the U.S. Managed Volatility Fund. Because of their positions with the U.S. Managed Volatility Fund, the portfolio managers know the size, timing and possible market impact of U.S. Managed Volatility Fund trades. It is theoretically possible that the portfolio managers could use this information to the advantage of Other Accounts they manage and to the possible detriment of the U.S. Managed Volatility Fund. However, Analytic has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time.

A potential conflict of interest may arise as a result of Analytic’s portfolio managers’ management of the U.S. Managed Volatility Fund and Other Accounts which, in theory, may allow them to allocate investment opportunities in a way that favors Other Accounts over the U.S. Managed Volatility Fund, which conflict of interest may be exacerbated to the extent that Analytic or its portfolio managers receive, or expect to receive, greater compensation from their management of the Other Accounts than the U.S. Managed Volatility Fund. Notwithstanding this theoretical conflict of interest, it is Analytic’s policy to manage each account based on its investment objectives and related restrictions and, as discussed above, Analytic has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time and in a manner consistent with each account’s investment objectives and related restrictions. For example, while the portfolio managers may buy for Other Accounts securities that differ in identity or quantity from securities bought for the U.S. Managed Volatility Fund, such an approach might not be suitable for the U.S. Managed Volatility Fund given its investment objectives and related restrictions.

AJO

Compensation. SIMC pays AJO a fee based on the assets under management of the U.S. Managed Volatility Fund as set forth in an investment sub-advisory agreement between AJO and SIMC. AJO pays its investment professionals out of its total revenues and other resources, including the sub-advisory fees earned with respect to the U.S. Managed Volatility Fund. The following information relates to the period ended September 30, 2008.

Each of AJO’s portfolio managers is a principal of the firm. All principals are compensated through a fixed salary, equity-based cash distributions, and merit-based cash bonuses that are awarded entirely for contributions to the firm. Each calendar year-end, the managing principal of AJO, in consultation with the other senior partners, determines the bonus amount for each portfolio manager. Bonuses can be a significant portion of a portfolio manager’s overall compensation. Bonus amounts are generally based on the following factors: net revenues and cash position of AJO; ownership percentage of the portfolio manager; and overall contributions of the portfolio manager to the operations of AJO. Although many of the firm’s fee arrangements are performance-based, no individual’s compensation is directly tied to account performance or to the value of the assets held in particular funds, or even to firm-wide assets. Portfolio managers may also be awarded non-cash compensation in the form of increased ownership in the firm. Presently, AJO does not have any deferred compensation arrangements.

Ownership of Fund Shares.  As of September 30, 2008, AJO’s portfolio managers did not beneficially own any shares of the U.S. Managed Volatility Fund.

Other Accounts. As of September 30, 2008, in addition to the U.S. Managed Volatility Fund, AJO’s portfolio managers were responsible for the day-to-day management of certain Other Accounts, as follows:

	Registered Investment Companies			Other Pooled Investment Vehicles			Other Accounts
Portfolio Manager	Number of Accounts		Total Assets	Number of Accounts		Total Assets	Number of Accounts		Total Assets
Theodore Aronson, Kevin Johnson, Martha Ortiz, Stefanie Cranston, Stuart Kaye, Gina Marie Moore and Brian Wenzinger**	14		$3,732,380,000	17		$3,016,360,000	57		$8,503,130,000
	2	*	$88,960,000	5	*	$249,380,000	50	*	$4,613,390,000

* These accounts are subject to a performance-based advisory fee.

** All portfolios are managed on a team basis.

Conflicts of Interests. AJO’s portfolio managers’ management of Other Accounts may give rise to potential conflicts of interest in connection with their management of the U.S. Managed Volatility Fund’s investments, on the one hand, and the investments of the Other Accounts, on the other. The Other Accounts might have similar investment objectives as the U.S. Managed Volatility Fund or hold, purchase, or sell securities that are eligible to be held, purchased, or sold by the U.S. Managed Volatility Fund. While the portfolio managers’ management of Other Accounts may give rise to the following potential conflicts of interest, AJO does not believe that the conflicts, if any, are material or, to the extent any such conflicts are material, AJO believes that it has adopted policies and procedures that are reasonably designed to manage those conflicts in an appropriate way.

A potential conflict of interest may arise as a result of the portfolio managers’ day-to-day management of the U.S. Managed Volatility Fund. Because of their positions with the U.S. Managed Volatility Fund, AJO’s portfolio managers know the size, timing, and possible market impact of Fund trades. It is theoretically possible that the portfolio managers could use this information to the advantage of Other Accounts they manage and to the possible detriment of the U.S. Managed Volatility Fund. However, AJO has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time.

A potential conflict of interest may arise as a result of the portfolio managers’ management of the U.S. Managed Volatility Fund and Other Accounts which, in theory, may allow them to allocate investment opportunities in a way that favors Other Accounts over the U.S. Managed Volatility Fund. This conflict of interest may be exacerbated to the extent that AJO or its portfolio managers receive, or expect to receive, greater compensation from their management of accounts other than the U.S. Managed Volatility Fund. Notwithstanding this potential conflict of interest, it is AJO’s policy to manage each account based on its investment objectives and related restrictions and, as discussed above, AJO has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time and in a manner consistent with each account’s investment objectives and related restrictions. For example, while AJO’s portfolio managers may buy for Other Accounts securities that differ in identity or quantity from securities bought for the U.S. Managed Volatility Fund, such an approach might not be suitable for the U.S. Managed Volatility Fund given its investment objectives and related restrictions.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sofia A. Rosala

Sofia A. Rosala